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                           April 13, 2021

       William E. Turcotte
       Senior Vice President, General Counsel and Corporate Secretary Noble Finance Company
       13135 Dairy Ashford, Suite 800
       Sugar Land, TX 77478

                                                        Re: Noble Finance
Company
                                                            Registration
Statement on Form S-1
                                                            Filed April 6, 2021
                                                            File No. 333-255069

       Dear Mr. Turcotte:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Clinton W. Rancher